Specialty Building Products, Inc.

2160 Satellite Boulevard, Suite 450

Duluth, Georgia 30097

February 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Alyssa Wall

Re:	Specialty Building Products, Inc.

Registration Statement on Form S-1

Originally Filed January 4, 2022

File No. 333-261988

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Allwyn Entertainment AG (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s

Registration Statement on Form S-1 (File No. 333-261988) initially confidentially submitted to the Commission on October 4, 2021, and filed with the Commission on January 4, 2022, as amended by Amendment No. 1 to the Registration Statement, filed with the Commission on April 20, 2022.

The Company has determined not to pursue the contemplated public offering at this time. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

Should you have any questions, or need further information with respect to this matter, please contact Ross M. Leff at (212) 446-4947 or Allison Bell at (212) 390-4609.

Sincerely,

By:	/s/ Jeff McLendon
Name:	Jeff McLendon
Title:	Chief Executive Officer

cc:	Ross M. Leff, Kirkland & Ellis LLP
Allison Bell, Kirkland & Ellis LLP